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Exhibit 99.4

KPMG LLP
Chartered Accountants
2000 McGill College Avenue	Telephone (514) 840-2100
Suite 1900	Telefax (514) 840-2187
Montréal (Québec) H3A 3H8	www.kpmg.ca

The Board of Directors
Canadian National Railway Company

We consent to the use of our audit reports, both dated January 27, 2004, on the consolidated balance sheet of the Canadian National Railway Company (the “Company”) as at December 31, 2003 and the consolidated statement of income, comprehensive income, shareholders’ equity and cash flows for the year then ended prepared in accordance with United States generally accepted accounting principles and on the consolidated balance sheet of the Company as at December 31, 2003 and the consolidated statement of income, shareholders’ equity and cash flows for the year then ended prepared in accordance with Canadian generally accepted accounting principles, incorporated by reference in this Annual Report on Form 40-F.

Chartered Accountants

Montreal, Canada
May 3, 2004

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.